NEWS RELEASE

For more information contact:

Mike Schuh

(425) 951-1224

For Immediate Release

SONOSITE, INC. ANNOUNCES FINAL RESULTS OF ITS TENDER OFFER

SONOSITE PURCHASES 2,960,350 SHARES OF ITS COMMON STOCK AT $30.00 PER SHARE

BOTHELL, WA – February 25, 2010 – SonoSite, Inc. (Nasdaq: SONO), the world leader and specialist in hand-carried ultrasound for the point-of-care, today announced the final results of its modified “Dutch Auction” tender offer which expired at 5:00 p.m. New York City time on February 19, 2010.

Based on the final count by the depositary, an aggregate of 2,960,350 shares of common stock were properly tendered and not withdrawn at prices at or below $30.00. Accordingly, pursuant to the terms of the Offer to Purchase, the Letter of Transmittal and applicable securities laws, SonoSite has accepted for purchase 2,960,350 shares of its common stock at a purchase price of $30.00 per share. These shares represent approximately 16.9% of the shares outstanding as of February 24, 2010. With the completion of the tender offer, SonoSite will have approximately 14,509,464 shares of common stock outstanding. The aggregate purchase price that will be paid by SonoSite in connection with the tender offer is $88,810,500, excluding transaction costs.

The depositary will promptly pay for the shares accepted for purchase.

The tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated January 19, 2010, filed with the Securities and Exchange Commission on January 19, 2010, as amended on January 28, 2010, February 16, 2010 and February 22, 2010.

The Dealer Manager for the tender offer was J.P. Morgan Securities, Inc. and the Information Agent was Georgeson Inc.

Subject to applicable law, upon the completion of ten business days after the expiration of the tender offer, SonoSite may purchases additional shares of its common stock pursuant to the previously announced repurchase authorization by the SonoSite Board of Directors.

All questions regarding the tender offer may be directed to Georgeson Inc. by telephone at (800) 509-0976 (toll-free) or in writing to Georgeson Inc., 199 Water Street, 26th Floor, New York, NY 10038-3560.

About SonoSite

SonoSite, Inc. (www.sonosite.com) is the innovator and world leader in hand-carried ultrasound. Headquartered near Seattle, the company is represented by ten subsidiaries and a global distribution network in over 100 countries. SonoSite’s small, lightweight systems are expanding the use of ultrasound across the clinical spectrum by cost-effectively bringing high-performance ultrasound to the point of patient care.

# # #